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                                                                    EXHIBIT 99.1

                 CITFED BANCORP, INC. INCREASES CASH DIVIDEND:
                           THREE DIRECTORS RE-ELECTED


DAYTON, OHIO, JULY 26, 1996 -- CitFed Bancorp, Inc. (NASDAQ-NNM:CTZN), today announced it is increasing the quarterly cash dividend 14 percent to eight cents per share. The announcement was made following the Board of Directors' regular quarterly meeting. The increase was also reported by CitFed Chairman and President Jerry L. Kirby at the afternoon's Annual Meeting of Stockholders held at its downtown headquarters.

The dividend will be paid August 30, 1996, to stockholders of record on August
15.

In formal ballot items at today's meeting, Directors Cheryl Craigie, Allen Hill and Gilbert Williamson were re-elected to three-year terms. Stockholders also approved an increase in the Corporation's number of shares available for issuance under its Stock Option and Incentive Plan. A proposal to amend the Corporation's Certificate of incorporation increasing the number of authorized shares has been modified and the annual meeting was adjourned until 9:00 a.m. on September 20, 1996, to vote on this issue.

CitFed Bancorp plans to announce its earnings for the first quarter of fiscal 1997 (period ended June 30, 1996) on or about July 30.

CitFed Bancorp, Inc. is the holding company of Citizens Federal Bank, F.S.B., the largest financial institution headquartered in Dayton with assets of $2.7 billion. Citizens Federal operates 33 offices in a six-county area. CitFed Mortgage Corporation of America, the wholly owned subsidiary of Citizens Federal, has 11 loan origination offices in Ohio, Kentucky, Virginia and North Carolina.



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